July 24, 2013

SUBMITTED VIA EDGAR

Angela McHale

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549-1090

Re:	Ashford Hospitality Prime, Inc.

Registration Statement on Form 10-12(b)

Filed June 17, 2013

File No. 001-35972

Dear Ms. McHale:

Ashford Hospitality Prime, Inc. (“Ashford Prime”) has received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 13, 2013 with respect to its Registration Statement on Form 10 (001-35972) that was filed on June 17, 2013 (the “Registration Statement”). On behalf of Ashford Prime, we respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

Concurrently with the filing of this letter, Ashford Prime is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Revised Registration Statement and the Information Statement against the June 17, 2013 filing to facilitate the Staff’s review.

GENERAL

1.	Please tell us whether you view the spin-off transaction as a sale. If not, please provide support for your view. We refer you to our Staff Legal Bulletin No. 4.

Staff Legal Bulletin No. 4 (the “Staff Bulletin”) sets out five conditions under which a spin-off will not constitute a sale and is not therefore required to be registered under the Securities Act of 1933, as amended (the “Securities Act”). We respectfully submit that the spin-off complies with these conditions, and therefore registration of the transaction under the Securities Act is not required. Set forth below is an analysis of the applicability of the Staff Bulletin’s conditions to the spin-off.

Angela McHale

July 24, 2013

A.	Transaction Description. The spin-off will be completed through a distribution of all of the outstanding shares of Ashford Prime’s common stock to holders of Ashford Hospitality Trust, Inc.’s (“Ashford Trust”) common stock. Ashford Prime’s common stock will be distributed by Ashford Trust to its stockholders on a pro rata basis without any consideration being paid by them. On the date of the spin-off, Ashford Trust will deliver the shares of Ashford Prime’s common stock to a distribution agent for transfer and distribution to Ashford Trust’s stockholders of record as of the close of business on the record date. Upon the completion of the distribution, Ashford Prime will no longer be owned by Ashford Trust. The spin-off will not occur until the Registration Statement becomes effective and Ashford Trust has distributed the Information Statement in compliance with the Staff Bulletin to all of its stockholders of record as of the record date. Under Maryland law and Ashford Trust’s Articles of Amendment and Restatement, stockholder approval of the spin-off is not required, and the approval of Ashford Trust’s stockholders will not be sought.

B.	Staff Bulletin Overview. The Commission has long held that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because a dividend of securities does not constitute a disposition “for value” within the meaning of that section.[1] Despite this basic policy, in the Staff Bulletin, the Staff addresses concerns specific to spin-offs that would warrant registration under the Securities Act. The Staff Bulletin states that “a subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a ‘sale’ of the securities by the parent.” The policy aims that led to the adoption of the Staff Bulletin were protecting investors against disguised sales, inadequate public disclosure concerning issuers and anti-fraud violations.

The Staff Bulletin sets out five conditions that must be satisfied if shares being distributed in a spin-off are not registered under the Securities Act. The five conditions are the following: (1) the parent shareholders do not provide consideration for the spun-off shares; (2) the spin-off is pro-rata to the parent shareholders; (3) the parent provides adequate information about the spin-off and the subsidiary to its shareholders; (4) the parent has a valid business purpose for the spin-off; and (5) if the parent spins-off “restricted securities,” it has held those securities for at least two years.

[1]	See Securities Act Release No. 929 (July 29, 1936).

Angela McHale

July 24, 2013

C.	First Condition: No Consideration for the Spun-Off Shares. The purpose of the spin-off is to distribute the ownership of Ashford Prime’s common stock directly to the stockholders of Ashford Trust. The spin-off does not require stockholder approval, and the stockholders will receive a pro rata distribution of Ashford Prime common stock for their shares of Ashford Trust common stock, at a distribution ratio that has yet to be determined. The Commission has taken the position that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section.[2] The rationale for this position is that the recipient of a dividend of securities neither gives value for, nor makes an independent investment decision about, such securities and, therefore, does not need the protection afforded by the Securities Act. In light of the Commission’s position and its underlying rationale, Ashford Prime believes that the spin-off will involve neither an “offer” nor a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act because: (i) neither Ashford Trust nor Ashford Prime will receive any value from Ashford Trust’s stockholders for the distribution of Ashford Prime’s common stock; (ii) Ashford Trust’s stockholders will not provide any consideration for Ashford Prime’s common stock; and (iii) Ashford Trust’s stockholders will receive Ashford Prime’s common stock without making an independent investment decision with respect to such stock. Accordingly, Ashford Prime believes that the first condition of the Staff Bulletin is met.

D.	Second Condition: Pro-rata to Stockholders of Ashford Trust. The distribution of the shares of Ashford Prime’s common stock will be effected on a pro-rata basis, in proportion to each stockholder’s ownership interest in Ashford Trust. Consequently, the stockholders of Ashford Trust will have the same proportionate ownership interest in Ashford Prime and in Ashford Trust both before and immediately after the spin-off. Accordingly, Ashford Prime believes the second condition of the Staff Bulletin is met.

E.	Third Condition: Adequate Information. Prior to the spin-off, Ashford Trust will provide to its stockholders the Information Statement, which includes information such as the distribution ratio to compute the number of shares of Ashford Prime’s common stock that will be distributed per share of Ashford Trust common stock, the treatment for fractional shares, the expected tax consequences of the spin-off and other material information about the transaction. Upon the completion of the spin-off, Ashford Prime will be subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) reporting requirements. Therefore, there will be sufficient public information available after the spin-off to enable the stockholders and others to make informed investment decisions about Ashford Prime’s common stock after the distribution. Accordingly, Ashford Prime believes the third condition of the Staff Bulletin is met.

[2]	See Securities Act Release No. 929 (July 29, 1936).

Angela McHale

July 24, 2013

F.	Fourth Condition: Valid Business Purpose. Ashford Trust believes that the spin-off will create two focused companies: (1) Ashford Prime will focus primarily on luxury, upper-upscale and upscale hotels anticipated to generate RevPAR at least twice the national average, and (2) Ashford Trust will continue to focus on all segments of the hospitality industry, with RevPAR criteria outside the initial Ashford Prime investment focus. Ashford Trust believes that investors may find it more appealing to be able to invest in two distinct businesses. Each business will have the opportunity to cultivate a distinct identity, which we expect will facilitate investor understanding by reducing the complexity associated with a company that has diverse business objectives. Ashford Trust also believes that the spin-off has the potential to create a higher aggregate market value for stockholders and will provide a more tailored capital structure and financing options for the separated companies. Ashford Prime and Ashford Trust believe that these objectives and potential benefits are valid business purposes for the spin-off. Accordingly, Ashford Prime believes the fourth condition of the Staff Bulletin is met.

G.	Fifth Condition: Holding Period for Restricted Securities. The Staff Bulletin states that the distribution of “restricted securities” – that is, securities acquired from an issuer or affiliate of the issuer of the securities in a private transaction[3] – would have to be registered unless the company conducting the spin-off held the restricted securities for two years. (Two years was the Rule 144 holding period at the time the Staff Bulletin was issued; presumably, the current applicable period would be 12 months as a result of the 2008 amendments to Rule 144.) The Staff Bulletin further states that shares issued in connection with the formation of a company are not restricted securities for purposes of the Staff Bulletin. This two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party. Since Ashford Trust formed Ashford Prime, and Ashford Prime is a subsidiary of Ashford Trust, this final condition does not apply to the spin-off.

H.	Conclusion. The spin-off does not constitute a “sale” under the Securities Act. The spin-off will be effected for a valid business purpose and on a pro rata basis to all holders of Ashford Trust common stock and does not involve restricted securities. The stockholders of Ashford Trust will not provide consideration for the dividend of Ashford Prime’s common stock. Ashford Trust will provide information to all its stockholders on Ashford Prime and the spin-off through the Information Statement, which will be distributed to all of Ashford Trust’s stockholders prior to the spin-off. Ashford Prime believes that the spin-off meets the conditions of the Staff Bulletin, and therefore the securities being distributed are not required to be registered under the Securities Act.

[3]	See Securities Act Rule 144(a)(3).

Angela McHale

July 24, 2013

2.	Please note that the Form 10 goes effective by lapse of time 30 days after the receipt by the Commission of a certification by the national securities exchange that the security has been approved by the exchange for listing and registration, pursuant to Section 12(d) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, even if we have not cleared our comments. In this regard, we note that on page 11 and elsewhere in the information statement, that as a condition to completion of the spin-off, you state that the SEC shall have “declared effective” the registration statement on Form 10. Please revise your filing and confirm your understanding that the registration statement will be deemed effective by lapse of time 30 days after receipt of the exchange certification. Please note, however, that we will continue to review your filing on Form 10 until all of our comments have been addressed.

We confirm our understanding that our registration statement on Form 10 will be deemed effective by lapse of time 30 days after receipt of certification from the New York Stock Exchange that our common stock has been approved for listing and registration, and that we will become subject to the Exchange Act at such time even if all Staff comments have not been cleared. Currently, we intend to request an acceleration of effectiveness for the Form 10 upon the delivery of the NYSE notification to the Commission. We have revised our disclosure, as applicable, throughout the Information Statement to state that, as a condition to the completion of the spin-off, our registration statement on Form 10 shall have “become effective.”

3.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared by Smith Travel Research and PKF Hospitality Research, LLC. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

The requested materials are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such Rule, we hereby request that such materials be returned to us promptly following completion of the Staff’s review thereof. By separate letter, we have requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. §200.83.

We confirm that none of the third party data included in the registration statement was not prepared for or commissioned by Ashford Prime or its affiliates.

Angela McHale

July 24, 2013

4.	We note that you intend to elect to be taxed as, and to operate in a manner that will allow you to qualify as a REIT for federal income tax purposes commencing with your taxable year ending December 31, 2013. Please tell us whether you have an opinion of counsel to this effect.

The separation and distribution agreement that will be entered into with respect to the spin-off will require an opinion of counsel regarding Ashford Prime’s ability to elect to be taxed as, and to operate in a manner that will allow Ashford Prime to qualify as, a REIT for federal income tax purposes, commencing with the taxable year ending December 31, 2013. Accordingly, we will receive such an opinion of counsel prior to the spin-off. Since such an opinion of counsel is not required to be filed as an exhibit to a registration statement on Form 10, we do not intend to file such opinion with the Commission as an exhibit to our registration statement on Form 10.

Our Company, page 1

5.	Please revise to briefly describe the difference between “upscale” and “upper-upscale” segments of the luxury hotel market. Please also explain how you define “high RevPAR.”

The terms “upscale,” “upper-upscale” and “luxury” are used to describe segments of the branded hotel market in the United States. These terms are widely used in the hospitality industry and are a method by which branded hotels are grouped based on actual average room rates for a specified hotel chain. Smith Travel Research determines which hotel chains are deemed to belong in each category based on the previous year’s annual system-wide average room rates of the major hotel chains in the United States. For example, currently, the “upscale” segment includes hotels such as Courtyard, Residence Inn, Hilton Garden Inn, DoubleTree, Hyatt Place and Crown Plaza hotels and similar hotels with comparable room rental rates. The “upper-upscale” segment currently includes Marriott, Hilton, Hyatt, Sheraton, Westin, Embassy Suites and Renaissance hotels or similar hotels with comparable room rental rates. Because these terms are widely used within the hospitality industry and are subject to change based on changes in system-wide average room rates over time, we do not feel that identifying the specific chains within each segment is beneficial or helpful. However, we have revised our disclosure in the third paragraph under “Our Business and Properties—Our Company” on page 108, where such terms are used, to explain that these terms refer to segments of the branded hotel market, as delineated by Smith Travel Research and are based primarily on the system-wide average room rates of the major hotel chains in the United States. Because the terms are widely used and understood in the hospitality industry, we did not include the more detailed explanation in the Summary section.

As noted in the third paragraph under “Our Company” on page 1, we define “high RevPAR” as RevPAR of at least twice the then current U.S. average RevPAR for all hotels as determined by Smith Travel Research. To provide further clarity to this term, we have included this definition of “high RevPAR” on page ii of the Information Statement in the list of definitions.

Angela McHale

July 24, 2013

Reasons for the Separation, page 2

6.	We note that one of your main reasons for separation is to have a conservative capital structure that emphasizes low leverage over time [emphasis added]. Please disclose in this section your current leverage ratio, as well as the ratio immediately following the spin-off, or tell us why this is not appropriate. Please also add disclosure to address your expected timing as to the achievement of your target leverage ratio. Lastly, please consider discussing why this “over time” strategy is being employed.

We have revised our disclosure to provide a placeholder for the leverage ratio effective immediately following the spin-off. We are not able to provide this information at this time as the board of directors of Ashford Trust has not yet made a determination as to how much cash will be contributed to Ashford Prime upon the spin-off. The current leverage ratio is meaningless as Ashford Prime is a subsidiary of Ashford Trust and until the separation and distribution is effected, Ashford Prime will have no assets, debt or operations. Accordingly, we have not included any reference to the current leverage ratio. We have included disclosure stating that the timing of achieving our targeted leverage ratio is uncertain, and we have identified the factors that will impact that timing. We have also revised our disclosure to address why the “over time” strategy is being utilized.

Our Competitive Strengths, page 4

7.	Please provide an explanation of why you view as a strength the transaction structure of including the Pier House Resort and the Crystal Gateway Marriott as option properties (rather than including them in the spin-off or not including them at all). Please provide a similar discussion with respect to the twelve properties for which you have a right of first offer.

We have revised our disclosure to include the requested information on pages 110-111 of the Information Statement. In an effort to maintain our disclosure in the Summary section as a summary of our competitive strengths, we have not included this additional disclosure in the Summary section.

8.	Experienced Team with Proven Track Record of Delivering Stockholder Value. Please revise to balance this disclosure by discussing any material adverse business developments, such as defaults on indebtedness, that occurred during the referenced period. For instance, revise to discuss the impact of the “consensual foreclosures” in greater detail. We may have further comment.

We have revised our disclosure to include the impact of the consensual foreclosures on pages 5 and 111 of the Information Statement. We do not believe that we experienced any other material adverse business developments during this period.

Angela McHale

July 24, 2013

9.	Prudent Capital Structure. We note your disclosure that upon completion of the separation and distribution, you will have property-level indebtedness of approximately $627.7 million. Please also provide your indebtedness on a pro-forma basis.

We have revised our disclosure to include the requested information on pages 6-7 and 112-113, in each instance in the “Prudent Capital Structure” bulleted paragraph. As noted in the revised disclosure, while we anticipate having a credit facility in place, we do not anticipate having any amounts drawn on this facility at the time of the separation and distribution. Accordingly, there is no distinction between the property-level indebtedness of approximately $627.7 million and indebtedness on a pro forma basis.

Our Investment and Growth Strategies, page 7

10.	Continue Active Asset Management. We note your disclosure that your advisor intends to “aggressively asset-manage” your hotel portfolio. Please clarify what you mean by “aggressively asset-manage” and be sure to explain how you reconcile this with your disclosure elsewhere about your conservative leverage strategy.

We have revised our disclosure to include the requested information on page 113 of the Information Statement. In an effort to maintain our disclosure in the Summary section as a summary of our investment and growth strategies, we have not included this additional disclosure in the Summary section.

In response to the request that explain how we reconcile this disclosure with our disclosure elsewhere regarding our conservative leverage strategy, we note that our description of our aggressive asset management strategy is not meant to describe in any way our property level mortgage financing or corporate level financing.

Our History, and Relationship with Ashford Trust and Ashford Advisor, page 8

Fee Table, page 9

11.	Base fee. Please identify the services your advisor will provide in exchange for this fee.

The advisor will manage the day-to-day operations of our company and subsidiaries as disclosed in the second paragraph preceding the fee table on page 9 of the Information Statement; however, to clarify that these are the services being performed in exchange for the base fee, we have revised our disclosure in the first sentence of the paragraph immediately preceding the fee table, where we discuss the base fee.

Angela McHale

July 24, 2013

12.	Annual Equity Awards. Please explain the purpose of the annual equity awards, in light of the fact that the advisor will already receive a base fee and an incentive fee. Please also explain how payment of this fee is consistent with your disclosure in the “Reimbursement of Expenses” section (i.e., that your advisor will be responsible for all wages, salaries, and bonus payments and benefits related to its employees providing services to you). Alternatively, please revise your disclosure in the reimbursement section. Lastly, please disclose whether there are any limitations on the amount of these annual equity awards and explain in greater detail how these amounts will be determined.

We have revised our disclosure in the fee table under the heading “Annual Equity Awards” on page 10 as well as under the heading “Equity Compensation” on page 137, in each case to include the purpose of the annual equity awards and the limitation on the amount of these awards.

We believe that payment of equity compensation is consistent with our disclosure in the “Reimbursement of Expenses” section because we clearly state that “equity compensation that may be awarded by us to the employees of our advisor who provide services to us” is an exception to the requirement that advisor will be responsible for “all wages, salaries, and bonus payments and benefits related to its employees.”

13.	Reimbursement of Expenses. Please revise to disclose whether there any limitations on reimbursement amounts.

We have revised our disclosure to include the requested information on pages 10 and 137 of the Information Statement.

14.	Additional Services. Please disclose specifically all miscellaneous charges/general fees that may become payable (e.g. fees to Remington for project management, indirect expenses associated with support departments).

The fees contemplated as “additional services” will only relate to services that we request the advisor to provide that are not otherwise covered by the advisory agreement. We are unable to specifically identify the related charges or fees because, at this time, no such additional services have been identified or are contemplated. Fees for Remington project management are not payable to the advisor but rather are payable to Remington under the Master Management Agreement as disclosed in the section titled “Certain Agreements–Remington Master Management Agreement.” Indirect expenses associated with support departments are only payable under the advisory agreement to the extent described in the fee table under “Reimbursement of Expenses.”

Angela McHale

July 24, 2013

The Structure and Formation of our Company, page 14

15.	Please revise your disclosure to provide the initial transaction cost of the spin-off, as well as who will bear the cost.

We have revised our disclosure to include the requested information on pages 16 and 63 of the Information Statement.

16.	Tell us how you determined the amount of cash that will be received for the common units of your operating partnership and shares of your common stock that will be issued as part of the separation.

The Board of Directors of Ashford Trust will determine the number of shares of common stock to be issued. All such shares will be issued pro rata to the Ashford Trust stockholders as part of the separation and distribution. The amount of cash that will be contributed to the Ashford Prime will be based on anticipated cash needs of Ashford Prime for the first year of its operations. The Board of Directors of Ashford Trust will make these determinations prior to declaring the dividend and setting the record date for the Ashford Prime stock distribution.

17.	Please add a section to discuss the accounting treatment of your formation transaction; address the contribution of the hotel properties and cash separately from the purchase of the taxable REIT subsidiaries. Please clearly state the total consideration that will be transferred to Ashford Trust (i.e., cash, common units, preferred units, etc.) and how the amounts were determined. Also, cite the accounting guidance you are relying upon.

We have revised our disclosure to include a brief summary of the requested information in the Summary section on page 18, with a more detailed disclosure under “Structure and Formation of our Company—Accounting Treatment of our Formation Transactions” beginning on page 186. In an effort to maintain our disclosure in the Summary section as a summary, we have not included the more detailed disclosure in the Summary section.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

Non-GAAP Financial Measures, page 92

18.	You disclose in footnote (1) to the table reconciling net loss to EBITDA and Adjusted EBITDA that the amounts are net of adjustments for noncontrolling interests in consolidated entities. In the footnote, please quantify the amounts of the adjustments for each line item so that a reader can easily tie the reconciling items back to the line items in the financial statements.

We have revised footnote (1) to the table reconciling net loss to EBITDA and Adjusted EBITDA on page 94 of the Information Statement, and we have also revised footnote (1) to the table reconciling net loss to FFO and Adjusted FFO on page 98 of the Information Statement.

Angela McHale

July 24, 2013

19.	We note the reconciliations from Net Income attributable to the Company to Hotel EBITDA on a property-by-property basis and corporate basis in the tables on pages 94 through 97. In these tables, it appears that you have presented additional non-GAAP measures since you present Hotel Total Net Income and Hotel Total Net Income attributable to the Company. Please revise to properly identify these as additional non-GAAP measures, or remove this column from the tables. Also, please tell us why the line item Net Income in the Ashford Hospitality Prime, Inc. column does not tie to the financial statements included. Lastly, please add a footnote to the table to explain what is included in the line item Non Property Adjustments. We may have further comment.

We have revised our disclosure to remove the Hotel Total column from each table in the “Non-GAAP Financial Measures” section.

With respect to the line item Net Income in the Ashford Hospitality Prime, Inc. column, it did not tie to the Net Income in the financial statements included in the Information Statement as the non-controlling interest portion of the Non-Property adjustments were not allocated to the Income from consolidated entities attributable to non-controlling interest line item. We have revised the tables to properly reflect the non-controlling interest’s portion of the costs.

We have also included a footnote to each of such tables to explain what is included in the Non-Property Adjustments line items. The new footnote states:

(2)	Includes allocated amounts which were not specific to hotel properties, such as corporate taxes, insurance and legal expenses.

Revolving Credit Facility, page 99

20.	We note your disclosure in this section that you plan on entering into a revolving credit facility concurrently with the separation and distribution. Please disclose the terms, when known, including any material financial covenants.

We have revised our disclosure under the heading “Revolving Credit Facility” beginning on page 99 of the Information Statement to provide the expected material terms of our anticipated credit facility.

Angela McHale

July 24, 2013

Indebtedness to be Outstanding after the Separation and Distribution, page 100

21.	We note your disclosure at the top of page 101. Please tell us whether you are currently in compliance with these covenants.

We have revised our disclosure at the end of the section titled “Indebtedness to be Outstanding after the Separation and Distribution” to indicate that we are in compliance with the current financial covenants.

Sources and Uses of Cash, page 101

22.	It is unclear how you expect your current sources to cover the anticipated uses for the referenced period. Please revise to discuss the sources of cash you anticipate using for these purposes in greater detail. For instance, please discuss your “capital market activities” with greater specificity and explain how you plan to apply these funds to each of your planned uses.

We have included additional disclosure about the amount of cash we expect to receive from Ashford Trust in connection with the separation and distribution. While the Board of Directors of Ashford Trust has not yet made a final determination as to the amount of cash to be contributed to Ashford Prime in connection with the separation and distribution, it is anticipated to be sufficient, together with anticipated positive cash flow from operations, to satisfy the anticipated cash needs of Ashford Prime for the first year of its operations.

23.	Based on the disclosure on page 122, it appears that the majority of your expected capital expenditures through 2014 will be spent on one hotel, Courtyard Philadelphia Downtown. Please revise your disclosure to highlight this significant planned renovation.

We have revised our disclosure to include the requested information under “Sources and Uses of Cash” on page 102 of the Information Statement.

Index to Financial Statements, page F-1

24.	We note that you have included the financial statements for Pier House Joint Venture and Ashford Crystal Gateway. Please tell us how you determined which financial statement periods were required to be presented.

We determined which financial statements were required by using the guidance in Rule 3-05 of Regulation S-X. We began by looking at the 2012 income before income taxes of the eight combined consolidated Ashford Prime hotels, which was $591,000. As the 2012 income before income taxes was more than 10% less than the 2011 income before income taxes of $2.3 million, we computed the average for the five previous years. In years 2008 through 2010, the eight combined consolidated Ashford Prime hotels reported a loss. Therefore, the five-year average was calculated using only the income before income taxes for 2011 and 2012 in the numerator and five in the denominator. This resulted in a five-year average of $573,000. As the 2012 income before income taxes was greater than the five year average, the current year income before income taxes was used. Neither the asset test or investment test for either Crystal Gateway Marriott or Pier

Angela McHale

July 24, 2013

House Resort exceeded 20%; however, the income test for each property exceeded 50%, requiring presenting three years of audited financial statements. We then evaluated each property to determine the applicability of the exception in Rule 3-05 of Regulation S-X to omit the earliest of the three fiscal years if the current year net revenues of the applicable property are less than $50 million. The 2012 net revenues of $51.6 million for the Crystal Gateway Marriott exceeded $50 million, while the 2012 net revenues of $18.7 million for the Pier House Resort Joint Venture were less than $50 million. As a result, we presented three years of audited financial statements for the Crystal Gateway Marriott and two years of audited financial statements for the Pier House Resort Joint Venture.

Unaudited Pro Forma Combined Consolidated Financial Statements, page F-3

25.	Please address the following items related to the option agreements to acquire Pier House Resort and Crystal Gateway Marriott.

•

Explain how you determined that these acquisitions are probable. In particular address your consideration of the fact that you currently cannot exercise the option for the Crystal Gateway Marriott for six months. Also, address the fact that it does not currently appear that you will have the cash available to exercise the option for the Pier House Resort if paid all in cash.

In assessing whether the acquisitions of the two option properties are probable, we looked at the specific facts and circumstances surrounding the potential acquisitions. We note that the parties will have a signed definitive agreement pursuant to which Ashford Prime can exercise the option to acquire the properties at fair market value (as assessed by a third-party appraiser in the case of the Crystal Gateway Marriott and as set by the recent negotiated purchase price for the Pier House Resort from a third party). Further, the board of directors of Ashford Trust has approved the sale, and the option has been publicly announced. While it is possible that the board of directors of Ashford Prime may elect not to exercise one or both of these options, we gave significant weight to the fact that these properties satisfy the initial investment objectives of Ashford Prime and that the Crystal Gateway Marriott can be acquired through the issuance of units of the Ashford Prime operating partnership. While the purchase price for the Pier House Resort may be payable in cash or units, at the option of Ashford Trust, we also took into consideration that there is currently no debt associated with the Pier House Resort, so the purchase price could be at least partially financed with new debt. Given all of these facts, we believe that the appropriate and most conservative approach is to consider the acquisition properties as probable and disclose the related financial information to stockholders. The timing of the right to exercise the option to purchase the Crystal Gateway Marriott is based largely on tax and other financial consideration, in the best interest of the stockholders, and was not deemed to be a relevant factor in the probability analysis.

Angela McHale

July 24, 2013

•

Expand the narrative introduction to your pro forma financial statements to disclose that you have given effect to the exercise of the two options and the reason why you have included those transactions.

We have revised our disclosure to include the requested information on page F-3 of the Information Statement.

•	Tell us your expected timing for exercising these options.

While we have made the initial determination that the acquisition of the two option properties is probable, the final determination as to whether or not to exercise the option, and when, will be made by the board of directors of Ashford Prime after the completion of the separation and distribution. As disclosed in the additional language added to the Information Statement in response to comment 7 above, we believe that the flexibility in timing the transaction allows Ashford Prime to be opportunistic in its approach to acquiring these hotels.

•	Prior to exercising the options, please tell us how you will account for the options and cite the guidance you are relying upon.

ASC 815-10-15-13 lists “certain contracts that are not traded on an exchange” as being a type of contract that is not subject to the requirements of ASC 815. As the options to acquire Crystal Gateway Marriott and Pier House Resort are non-exchange traded contracts with an “underlying” based on the price or value of a nonfinancial asset or liability, in this case, real estate, that is not readily convertible to cash or does not require delivery of an asset that is readily convertible to cash, the options are a type of contract that is excluded from ASC 815. Despite the fact the options were excluded from ASC 815, we concluded the options should be recorded at fair value. However, as the purchase price of each hotel associated with the options is at fair value, we believe there is minimal value attributable to the options.

2. Adjustments to Pro Form Combined Consolidated Balance Sheet, page F-7

26.	Please quantify the amount of out of pocket costs Ashford Trust incurred in connection with the acquisition of Pier House Resort and tell us why you have not included that amount in the purchase price.

We have revised our disclosure to include the requested information on page F-7 of the Information Statement.

Angela McHale

July 24, 2013

27.	We note the purchase price allocations disclosed for Pier House Resort and Crystal Gateway Marriott. Please explain why the only assets and liabilities included are land, buildings and improvements, and furniture, fixtures and equipment. Also, expand your footnotes to disclose the historical amounts for each hotel acquisition as well as a column of adjustments in order to reconcile to the amounts included in your pro forma balance sheet. In addition, expand footnotes (C) and (D) to describe the valuation methods and significant assumptions used to determine the values of the assets included in the purchase price allocations.

As initially presented, the purchase price allocation for Crystal Gateway Marriott did not take into consideration the working capital acquired, the unfavorable contract liability or the fair value of the current fixed rate debt that will be assumed. We have revised the purchase price allocation to include these items. Additionally, we estimate that the fair value of the land is approximately 15% of the fair value based on current ad valorem tax value percentages. We assigned a value of 10% of the purchase price to furniture, fixtures and equipment with the remaining value attributed to the building. Our preliminary estimate is that the current carrying value of the unfavorable contract liability of $6.5 million at March 31, 2013 approximates fair value as the current carrying value is based on current market rates. We also estimate that the fair value of the fixed rate debt exceeds the carrying value by $17.4 million based on Ashford Trust’s estimate of fair value, which was based on future cash flows discounted at estimated current debt replacement rates. We estimate the carrying value of the working capital as of March 31, 2013 approximates fair value due to the short-term nature of these financial instruments.

Ashford Trust acquired the Pier House Resort in May 2013. Ashford Trust acquired land, building, furniture, fixtures and equipment and the net assets associated with the working capital. Additionally, there is not a franchise agreement associated with the hotel property and the management agreement was entered into at the time of Ashford Trust’s acquisition, which we have concluded is at fair value. For purposes of determining the appropriate purchase price allocation, Ashford Trust is in the process of evaluating the values assigned to land, buildings and improvements and furniture, fixtures and equipment and any potential intangible assets and liabilities. Management preliminarily allocated the purchase price to land, building and furniture, fixtures and equipment on a 45-45-10 basis, which was based on the high land values in Key West and the low value attributable to personal property. We will revise the estimated purchase price to include the carrying value of the working capital as of March 31, 2013, which we believe approximates fair value due to the short-term nature of these financial instruments.

We have expanded the footnote to disclose the historical amounts for each hotel acquisition as well as the adjustments required to reconcile to the amounts included in our pro forma balance sheet.

28.	Please expand footnote (D) to discuss how you determined your estimate of the current market value of the Crystal Gateway Marriott. Disclose the valuation method you used as well as the significant assumptions.

We have expanded this footnote (D) beginning on page F-8 to discuss the estimate and the related valuation methods used in estimated the current market value of the Crystal Gateway Marriott.

Angela McHale

July 24, 2013

3. Adjustments to Pro Forma Combined Consolidated Statements of Operations, page F-9

29.	Please expand your footnotes to include more detail showing how you calculated adjustments (FF), (GG), (II), (JJ), and (MM).

We have revised our disclosure to include the requested information on page F-11 of the Information Statement. We note that the disclosure is now included in footnotes (FF), (GG), (HH), (II) and (JJ) due to the deletions noted in our responses to comments 30 and 31 below.

30.	We note your adjustment (HH) for estimated incremental general and administrative expenses as a result of becoming a public company and adjustment (LL) for transaction costs. Please tell us how these adjustments comply with the requirements of Article 11 of Regulation S-X, or remove them from the pro forma statements of operations.

Upon further review, we have determined that adjustment (HH) and (LL) should be removed from the pro forma statements of operations and have revised our disclosure on page F-11 of the Information Statement accordingly to remove such adjustments.

31.	Please explain adjustment (KK). It is unclear what this adjustment represents.

We have revised our disclosure on page F-11 of the Information Statement to remove adjustment (KK) from the pro forma combined consolidated statements of operations, as that amount represents the consideration paid to acquire three TRS subsidiaries from Ashford Trust. The acquisition of the TRS subsidiaries will be accounted for as a business combination as discussed in our response to comment number 17. The acquisition of the TRS subsidiaries is included as an adjustment on the pro forma consolidated balance sheets.

32.	Please revise to include historical and pro forma per share data. Also, present the number of shares used in your calculations and disclose how you determined the amounts.

We have revised the pro forma combined consolidated statements of operations to note that the historical per share data is not applicable. We have not yet revised the pro forma per share data as the distribution ratio has not yet been determined, and management does not believe a reasonable estimate can be made at this time. The pro forma share data will be revised in a future amendment, after the board of directors of Ashford Trust has made a determination of the number of shares that will be issued in connection with the separation and distribution.

Angela McHale

July 24, 2013

Note 2. Significant Accounting Policies, page F-21

Noncontrolling Interests, page F-23

33.	We note that an 11% noncontrolling interest was acquired on December 2, 2011 from a controlled entity. We also note that a $9.7 million gain was recorded as a result. Please provide us with more details regarding this transaction and the accounting guidance that you relied upon to record the gain. Please address each element of the transaction (i.e., resolution of the related dispute, terms of the acquisition of the noncontrolling interest, etc.). Discuss whether the elements were contingent on each other and clarify the party that transferred the note receivable.

Ashford Trust held certain potential claims against its joint venture partner, associated with an unrelated hotel. In connection with the release of such potential claims, Ashford Trust obtained the following:

1. The remaining 11% interest in the entity that owned the Courtyard Philadelphia Downtown hotel;

2. A note receivable from the City of Philadelphia, in the amount of $8.1 million; and

3. $1.6 million in cash previously held by Ashford Trust as a refundable security deposit.

Management followed the guidance included in Topic 810, Consolidation, Topic 845, Nonmonetary Transactions and Subtopic 210-20, Offsetting.

Paragraphs 21A through 24 of ASC 810-10-45 discuss changes in a parent’s ownership interest in a subsidiary. Paragraph 23 states “Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.”

As a result of obtaining the remaining 11% interest (which was a deficit of $2.7 million at the time of the transaction) the joint venture partner’s noncontrolling interest was removed and Ashford Trust’s equity was reduced for the same amount. No gain was recognized as a result of obtaining the remaining 11% interest.

Management considered receiving the note receivable from the City of Philadelphia in the amount of $8.1 million and the $1.6 million in cash previously held as a refundable security deposit as a nonmonetary exchange. Based on the guidance in 845-10-30-1,

Angela McHale

July 24, 2013

which states “the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer should be recorded at the fair value of the asset received.” Accordingly, Ashford Trust recorded the note receivable and security deposit at fair value.

The final accounting consideration related to whether the note receivable from the City of Philadelphia should be offset against a note payable to the City of Philadelphia, each held by Ashford Trust, with the same value and terms. Based on the guidance in 210-20-45-1, a right of setoff exists when all of the following conditions have been met:

a. Each of two parties owes the other determinable amounts.

b. The reporting party has the right to set off the amount owed with the amount owed by the other party.

c. The reporting party intends to set off.

d. The right of setoff is enforceable at law.

As there is no right of offset in either the note receivable or note payable documents, nor in the assignment documents, the criteria to net the note receivable and note payable have not been met and each are presented on a gross basis.

As a result of recording the note receivable and the security deposit as assets on Ashford Trust’s balance sheet, a gain was recorded in the same amount as consideration for settling the dispute.

The specific terms of the settlement agreement, including the identity of the joint venture partner, are subject to a confidentiality agreement, pursuant to which neither Ashford Trust nor Ashford Prime can disclose additional information except as required by law. We respectfully submit that the disclosure included in the information statement and the details above satisfy any legal obligation to disclose the material facts surrounding this transaction.

* * *

Angela McHale

July 24, 2013

Ashford Hospitality Prime, Inc. has authorized the undersigned to acknowledge, on behalf of the Company, that, in connection with this response:

•	Ashford Prime is responsible for the adequacy and accuracy of the disclosure in its Registration Statement on Form 10 (001-35972);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	Ashford Prime may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully submit the foregoing for your consideration in response to your comment letter dated July 13, 2013. If you have any further questions concerning this filing, please contact me at (214) 659-4461.

Sincerely,

/s/ Muriel C. McFarling

Muriel C. McFarling

cc:	David A. Brooks

David Kimichik

Mark Nunneley